Filed by Biovail Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International
Commission File No.: 001-11397

The following letter was mailed on or about September 15, 2010 to certain Biovail Corporation shareholders residing in Canada as of August 18, 2010.

IMPORTANT REMINDER
IF YOU HAVE NOT ALREADY VOTED, PLEASE READ THIS MESSAGE AND COMPLETE THE ENCLOSED FORM.

Dear Shareholder,                                                                                                                                                                            September 15, 2010

You should have recently received a management proxy circular and joint proxy statement/prospectus and voting instruction form for Biovail Corporation’s Special Meeting of Shareholders to be held on September 27, 2010 at 10:00 a.m. (Toronto time).  If you have not already returned your voting instruction form, a duplicate form is attached.  We ask that you vote immediately, by any one of these methods described below.

The Biovail Board of Directors and Management unanimously recommend that holders vote in favour of the resolutions to be voted on at the meeting.

RiskMetrics Group and Glass Lewis & Co., two leading independent providers of proxy voting and corporate governance services, have recommended to their subscribers to vote in favor of the recommendations of Biovail's Board of Directors and Management.

             Please vote prior to 10:00 a.m. (Toronto time) on Friday, September 24, 2010
                        Your vote is important!!

In view of the short timeframe, you may wish to consider voting by telephone or through the Internet in order for your vote to count.

By telephone using the toll-free number English: 1-800-474-7493 or French 1-800-474-7501;
By Internet at www.proxyvote.com;
By fax to 905-507-7793 or 514-281-8911; or
By mail in the enclosed postage prepaid envelope.
If you have any questions, please contact Biovail Corporation’s proxy solicitation agent, Georgeson, toll-free at 1-888-605-8403

Additional Information

In connection with the proposed merger, Biovail has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a definitive joint proxy statement of Valeant and Biovail that also constitutes a prospectus of Biovail, and each of Valeant and Biovail may file with the SEC other documents regarding the proposed merger.  The definitive joint proxy statement/prospectus was first mailed to shareholders of Valeant and Biovail on or about August 20, 2010. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors may obtain the joint proxy statement/prospectus, as well as other filings containing information about Valeant and Biovail, free of charge, at the website maintained by the SEC at www.sec.gov and, in Biovail’s case, on SEDAR at www.sedar.com.  Investors may also obtain these documents, free of charge, from Valeant’s website (www.valeant.com) under the tab “Investor Relations” and then under the heading “SEC Filings,” or by directing a request to Valeant, One Enterprise, Aliso Viejo, California, 92656, Attention: Corporate Secretary.  Investors may also obtain these documents, free of charge, from Biovail’s website (www.biovail.com) under the tab “Investor Relations” and then under the heading “Regulatory Filings” and then under the item “Current SEC Filings,” or by directing a request to Biovail, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Corporate Secretary.

The respective directors and executive officers of Valeant and Biovail and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Valeant’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and in its definitive proxy statement filed with the SEC by Valeant on March 25, 2010.  Information regarding Biovail’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the SEC on February 26, 2010, and in its definitive proxy statement filed with the SEC and Canadian Securities Administrators by Biovail on April 21, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC.  These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.